

Mail Stop 3561

November 21, 2008

Ronald A. Malone
Chief Executive Officer
Gentiva Health Services, Inc.
3 Huntington Quadrangle, Suite 200S
Melville, NY 11747-4627

   Re: **Gentiva Health Services, Inc.**
     Form 10-K for fiscal year ended December 30, 2007
     Filed March 13, 2008
     File No. 001-15669

Dear Mr. Malone:

  We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

  The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation

1. You have not provided a quantitative discussion of all of the terms of the performance objectives to be achieved for your named executive officers to earn their annual bonuses. The discussion on page 16 of the Schedule 14A you filed on April 3, 2008 indicates that you used targets for growth in annual revenue, levels of annual operating profit margin, limits on employee turnover in key personnel areas, growth in 4th quarter revenue, and levels of 4th quarter operating profit margin. You state that these targets were based on your 2007 business plan, but you do not provide quantitative disclosure. In future filings please disclose

the specific performance targets to be achieved for your named executive officers to earn their annual bonuses or, provide us with a supplemental analysis explaining why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Financial Statements

Notes to Financial Statements

Note 3 – Acquisitions/Disposition, page 66

2.   We note your disclosures on page 66 and 67 that you used independent appraisers to allocate the purchase price for the various acquisitions in 2006 and 2007. We also note that you included similar references in Note 6 on page 9 of your 10-Q for the quarterly period ended March 30, 2008 and June 29, 2008. Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

* * * * *

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comment may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Steven Paige
Fax: (913) 814-5920